September 18, 2009

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Mark Nicholas, President
Kids Germ Defense Corp.
6279 Buckingham Street
Sarasota, FL 34238

> **RE: Kids Germ Defense Corp.**
> **Form S-1/A**
> **Filed August 24, 2009**
> **File No. 333-158721**

Dear Mr. Nicholas:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary information about Kids Germ Defense Corp., page 6</u>

1. Please revise your summary to briefly address the status of the company's website.

<u>Risk Factors, page 7</u>

2. We note your response to comment 6. Please move the risk factor "Because the company hasn't produced a sample of our products …" to the forefront of the risk factor section.

3. Please revise the risk factor subheadings to adequately describe the risk for the risk factors "General competition" and "Since our sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests".

<u>If kids germ defense corp. is unable to manage its future growth its business could be harmed, page 10</u>

4. We reissue comment number nine from our prior letter dated July 14, 2009. We note your statement that "The Company expects to experience continuous growth for the foreseeable future …." It does not appear that the company has a basis for this statement. Please revise as appropriate.

<u>If the company cannot secure additional capital, or if available capital is too expensive, our business will fail, page 12</u>

5. We note your response to comment number five. Please revise your disclosure to clarify whether the $30,000 needed to formulate the business and marketing plan also includes the $5,000 needed for offering expenses.

<u>Investing in our company may result in an immediate loss because buyers will pay more for our common stock than the pro rata portion of the assets are worth, page 13</u>

6. We have reviewed your response to prior comment number three from our prior letter. However, it is necessary to make revisions throughout the prospectus to indicate that, even if the Company obtains a listing on any exchange, or is quoted on the OTC Bulletin Board, the offering price of $0.01 will not change for the duration of the offering.

    The statements that need revision include, <u>but are not necessarily limited to</u>, the three below. The first is under this risk factor, the second, under "The Offering by the Company" on page 18, and the third, under "Principal Stockholders" on page 35:

    > This premium in share price applies to the terms of this offering and does not attempt to reflect any forward-looking share price subsequent to the

> Company obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board;
>
> The Company is hereby registering 3,000,000 common shares. The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or on an exchange; and
>
> The Company is hereby registering 3,000,000 of its common shares, in addition to the 9,000,000 shares currently issued and outstanding. The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange.

As the company may be unable to create or sustain a market for our shares, we may be extremely illiquid, page 14

7. Please clarify the following statement "the Company cannot apply directly to be quoted on the Over-The-Counter Bulletin Board (OTC)."

Forward-looking statements, page 15

8. We note your response to comment 11. As previously noted, the company may reserve the right to change the use of proceeds only if the contingencies are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate. Additionally, please move the applicable disclosure into the Use of Proceeds section.

Use of Proceeds, page 16

9. Please remove the word "contingency" before the heading for the table. The separate columns for different percentages of sales inform the reader that the uses are contingent on the number of shares sold.

10. Please revise to delete your statement that "the above figures represent only estimated costs."

Legal Proceedings, page 20

11. We note your statement that "there are no legal actions pending against the Company to our knowledge …." The company is in a position to know whether there are any legal actions pending against it. Please revise as appropriate.

Business
Competition, page 24

12. We note your statement that "the principal methods of competition in our industry will include: the first market maker for 'Kids Germ Defense Products' …." Please revise to clarify the meaning of your statement.

Changes In and Disagreements with Accountants, page 27

13. Please revise your Item 304 disclosures here to be consistent with the assertions in your correspondence letter dated September 3, 2009.

Legal Matters, page 37

14. Please update this section to clarify that Mr. Mirman "has provided," rather than "will provide," a legality opinion.

Exhibits

15. As we have requested in prior comment number 36, please file as an exhibit Daniel Mirman's consent to being named in the registration statement under "Legal Matters".

16. We have reviewed your response to prior comment 19; however, the list of exhibits continues to include exhibit 99.2. Please explain supplementally, or delete exhibit 99.2 from the list.

17. In the legality opinion by Daniel Mirman counsel states that "we are not licensed to practice in the State of Florida … Except as described, we have neither examined nor do we express any opinion with respect to Florida law." Please note that counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated and counsel may not indicate that it is not qualified to opine on that law and may not exclude the law of the relevant jurisdiction. Please revise accordingly.

18. Please revise your Description of Exhibits to indicate that the legality opinion is dated August 24, 2009.

Subscription Agreement

19. We note a number of references to "accredited investor" in your subscription agreement. Supplementally advise us whether you are limiting your offering to

accredited investors or explain the limitation in your subscription agreement to us. If the offering is being limited to certain investors then revise your prospectus to make the appropriate disclosure. We may have further comment.

20. We note the representation and warranty in section 3(E) that the subscriber "further understands that the undersigned is purchasing all such securities without being furnished any prospectus setting forth all the information that may be required to be furnished if a prospectus were required to be delivered." Please revise to remove the noted representation and warranty.

21. We note the statements made in section 6 of the Subscription Agreement. Please advise us of the legal basis under Florida law whereby the purchaser may not cancel, terminate or revoke their subscription prior to the company's acceptance of the subscription.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Mark Nicholas, President
    Facsimile: (941) 966-0166